SP 3/6/03

[redacted]

03012978

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003 WASH. D.C. 155 PROCESSING SECTION

SEC FILE NUMBER
8- 51713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Towers Perrin Financial ~~Soultions~~ Solutions, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Market Street
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Summa (215) 246-6849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 9 2003

OATH OR AFFIRMATION

I, Raymond Dowling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Towers Perrin Financial Solutions, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as than of a customer, except as follows:

Signature

Financial Operations Officer
Title

Notary Public

Notarial Seal
Lisa Melso, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires Oct. 22, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- (i) Information Relating to the Possession or control Requirements Under rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOWERS PERRIN FINANCIAL SOLUTIONS, LTD.

Table of Contents

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Towers Perrin Financial Solutions, Ltd.:

We have audited the accompanying statement of financial condition of Towers Perrin Financial Solutions, Ltd. (the Company) as of December 31, 2002, and the related statements of operations, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the supplemental schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Towers Perrin Financial Solutions, Ltd. at December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2003

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

TOWERS PERRIN FINANCIAL SOLUTIONS, LTD.

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	38,238
Total assets	$	38,238
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	26,000
Shareholder's equity:		
Common stock, $0.01 par value; authorized 100 shares; issued and outstanding 100 shares		1
Additional paid-in capital		79,999
Accumulated deficit		(67,762)
Total shareholder's equity		12,238
Total liabilities and shareholder's equity	$	38,238

See accompanying notes to financial statements.

TOWERS PERRIN FINANCIAL SOLUTIONS, LTD.

Statement of Operations

Year ended December 31, 2002

Revenue	$	—
Expenses:		
Operating expenses		(27,583)
Net loss	$	(27,583)

See accompanying notes to financial statements.

TOWERS PERRIN FINANCIAL SOLUTIONS, LTD.

Statement of Shareholder's Equity

Year ended December 31, 2002

		Common stock	Additional paid-in capital	Accumulated deficit
Balance, January 1, 2001	$	1	49,999	(40,179)
Net loss		—	—	(27,583)
Capital contribution		—	30,000	—
Balance, December 31, 2002	$	1	79,999	(67,762)

See accompanying notes to financial statements.

TOWERS PERRIN FINANCIAL SOLUTIONS, LTD.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(27,583)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in accounts payable and accrued liabilities		(7,000)
Net cash used in operating activities		(34,583)
Cash flows from financing activities:		
Capital contribution		30,000
Net cash provided by financing activities		30,000
Net decrease in cash		(4,583)
Cash, beginning of year		42,821
Cash, end of year	$	38,238

See accompanying notes to financial statements.

TOWERS PERRIN FINANCIAL SOLUTIONS, LTD.

Notes to Financial Statements

December 31, 2002

(1) Organization

(a) *Description of Business*

Towers Perrin Financial Solutions, Ltd. (the Company) is a Pennsylvania C Corporation incorporated on January 8, 1999. The Company is licensed as a securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Towers, Perrin, Forster & Crosby, Inc. (Towers Perrin), which primarily provides actuarial and other management consulting services, benefits outsourcing services and, through its reinsurance division, serves as a reinsurance intermediary.

The Company may engage in certain transactions in connection with the private placement of reinsurance bonds. The Company does not intend to hold customer funds or safe-keep customer securities and has not provided any billable services or collected any fees since inception.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for the securities brokerage industry.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Cash*

Cash consists of a demand deposit placed with a financial institution.

(d) *Income Taxes*

The Company is included in the consolidated federal tax return of Towers Perrin, its parent company. Towers Perrin has not allocated any benefit for federal income taxes to the Company, and therefore, no benefit for federal income tax was recorded in the accompanying financial statements. In addition, due to the Company's losses since inception, no benefit for state taxes exists at December 31, 2002.

(3) Related-Party Transaction and Parent Company Support

The Company entered into a service agreement with its parent, whereby Towers Perrin will provide finance, human resources, legal, office, and technology services to the Company for a $6,000 annual fee.

Management of Towers Perrin has committed to support the operations of the Company through at least January 1, 2004. Management of Towers Perrin made an additional capital contribution of $30,000 on February 26, 2003.

(4) Common Stock

During 1999, the Company issued 100 shares of $0.01 par, common stock to Towers Perrin in exchange for $50,000. During 2002, Towers Perrin made an addition capital contribution of $30,000 as reflected on the statement of shareholder's equity. The excess of the amount paid by Towers Perrin over the par value of the common stock issued has been reflected by the Company as additional paid-in capital.

(5) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business, and equity capital may not be withdrawn or cash dividends paid, if the net capital ratio exceeds 10 to 1.

As of December 31, 2002, the Company had net capital, as defined, of $12,238, which was $7,238 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.12 to 1.

(6) Exemption From Reserve Requirements

Under SEC Rule 15c3-3(k)(3), the Company is exempt from the requirement to maintain reserves for the exclusive benefit of its customers and, accordingly, also has no possession or control requirements. The Company qualifies to be exempt from the rule due to the fact that the Company does not hold customer funds or safe-keep customer securities in accordance with the Company's NASD membership agreement. In management's opinion, as of December 31, 2002, the Company was in compliance with the conditions of this exemption.

Accordingly, pursuant to Rule 17a-5, the only supplementary information required to be filed with this report is Schedule 1 regarding the computation of net capital under Rule 15c3-1.

Schedule 1

TOWERS PERRIN FINANCIAL SOLUTIONS, LTD.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

Net capital:		
Total shareholder's equity	$	12,238
Deduct shareholder's equity not allowable for net capital		—
Total shareholder's equity qualified for net capital		12,238
Liabilities subordinate to claims of general creditors allowable in computation of net capital		—
Other (deductions) or allowable credits		—
Total capital and allowable subordinate liabilities		12,238
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		—
Exchange memberships		—
Furniture, equipment, and leasehold improvements		—
Deferred income taxes		—
Other deductions and/or charges		—
Net capital before haircuts on securites positions		12,238
Haircuts on securities (pursuant to Rule 15c3-1[f])		—
Net capital	$	12,238
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	26,000
Payable to insurers		—
Payable to customers		—
Intems not included in statement of financial condition		—
Total aggregate indebtedness	$	26,000
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	7,238
Excess net capital at 1,500%	$	8,338
Excess net capital at 1,000%	$	9,638
Ratio: Aggregate indebtedness to net capital		2.12

There were no differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA and the above computation.

See accompanying independent auditors' report.

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Public Accountants on Internal Controls

The Board of Directors
Towers Perrin Financial Solutions, Ltd.:

In planning and performing our audit of the financial statements and supplemental schedule of Towers Perrin Financial Solutions, Ltd. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.0

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2003